3: ThirdFederal

ThirdFederal

Savings & Loan

November 26, 2003

Deloitte & Touche LLP

127 Public Square, Suite 2500

Cleveland, Ohio 44114-1303

In connection with your examination of our assertion, included in the accompanying Appendix A (the "Assertion"), that Third Federal Savings and Loan Association of Cleveland (the "Company") complied with the minimum servicing standards identified in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") during the year ended September 30, 2003, for the purpose of expressing an opinion as to whether the Assertion is fairly stated, in all material respects. We confirm, to the best of out knowledge and belief, the following representations made to you during your examination:

  We are responsible for complying with the requirements specified in USAP.
  Based upon our assessment, we believe the Assertion is an accurate description of the Company's compliance with USAP requirements and insurance policies.
  We are responsible for compliance with federal, state, and local laws, rules and regulations, and provisions of contracts relating to the Company's servicing and administration of its mortgage loan portfolio. We are also responsible for establishing and maintaining systems of internal control over the Company's mortgage loan servicing activities.
  The Company has made available to you all:

  a. Written policies and procedures related to the Company's internal control and mortgage loan servicing activities that support our Assertion.

  b. Documentation related to our Assertion.

  d. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meeting for which minutes have not been prepared.

  e. Reports of examination, supervisory agreements, enforcement actions, and other communications of a supervisory nature issued by the Office of Thrift Supervision.

  We have disclosed to you all significant deficiencies in the design or operation of the Company's internal control that could adversely affect our ability to record, process, summarize, and report financial data consistent with the Assertion of management. We do not believe that any of these deficiencies are material weaknesses.
  Mortgage loans handled by the Company on behalf of investors have been properly and legally administered and the accounting and recordkeeping related thereto is proper, accurate, and in accordance with applicable laws.
  No events have occurred subsequent to September 30, 2003, that require consideration in your examination of management's Assertion.

Marc Stefanski
Marc Stefanski
Chairman of the Board and Chief Executive Officer

David Huffman
David Huffman
Chief Financial Officer

Kevin Alexander
Kevin Alexander
Vice-President of Secondary Marketing

APPENDIX A

During the year ended September 30, 2003, Third Federal Savings and Loan Association of Cleveland has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for the year ended September 30, 2003, the Company had in effect a fidelity bond policy in the amount of $10,000,000 and an errors and omissions policy in the amount of $1,000,000 per occurrence.